Filed by Concord Acquisition Corp II

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Concord Acquisition Corp II

Commission File No.: 001-40773

Date: December 10, 2024

Events.com Acquires Wonderfront Music & Arts Festival, Expanding Its Southern California Festival Portfolio

Early Bird Tickets Available Now, 2025 Artist Lineup to be Revealed in Early Next Year

LA JOLLA, Calif., Dec. 10, 2024 /PRNewswire/ -- Events.com ("the Company"), an industry-leading event management platform, today announced the acquisition of the renowned Wonderfront Music & Arts Festival, a marquee cultural event in the heart of San Diego. This acquisition underscores Events.com's commitment to enhancing the live event experience and expanding its influence within Southern California's vibrant festival landscape.

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Filed by Concord Acquisition Corp II

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Concord Acquisition Corp II

Commission File No.: 001-40773

Date: December 10, 2024

2024 Wonderfront Festival Recap

Wonderfront Music & Arts Festival

"Bringing the Wonderfront Festival into our portfolio of events marks a key milestone for Events.com as we continue to merge technology with iconic live experiences," said Stephen Partridge, President and COO of Events.com. "Under our ownership, we'll streamline operations and create more digital engagement opportunities for guests. In less than a decade, this festival has become an iconic part of San Diego's cultural landscape becoming known as the city's tastemaker festival, and we're excited to leverage our cutting-edge technology to elevate it even further."

Launched in 2019, the Wonderfront Music & Arts Festival has quickly become a must-attend event for music lovers and art enthusiasts. Held annually along San Diego's downtown waterfront, the festival combines a diverse lineup of more than 80 musical acts alongside art, food, and cultural experiences to create a one-of-a-kind three-day experience. With nearly 42,000 attendees at the event's 2024 edition, the festival continues to captivate guests not only with outstanding musical performances but also with immersive art installations and community events, including yacht parties and activations throughout San Diego's vibrant Gaslamp Quarter.

Filed by Concord Acquisition Corp II

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Concord Acquisition Corp II

Commission File No.: 001-40773

Date: December 10, 2024

"Our partnership with Events.com presents a valuable opportunity to enhance the Wonderfront Festival from a technological standpoint while preserving the essence of what has made it special since its inception," said Paul Thornton, Wonderfront's Founder & Executive Producer. "With Events.com's expertise in event management and the innovative capabilities of its platform, we're looking forward to creating even more memorable experiences for our guests as we enhance our operational efficiencies, including ticketing, guest engagement, and overall festival management."

The 2025 festival, scheduled for May 16-18, 2025, will continue to build on the excitement from the previous years. Under Events.com's ownership, festival-goers can expect a seamless digital experience for ticketing, real-time event updates, and interactive features powered by the Company's AI-driven event discovery and management tools.

Past Wonderfront lineups have featured a diverse array if artists including Kings of Leon, Weezer, Beck, Gwen Stefani, Zac Brown Band, Lainey Wilson, Cage the Elephant, Dominic Fike, Miguel, MGMT, Migos, G-Eazy, Kaytranada, Nicky Jam, CNCO, Carly Rae Jepsen, Natasha Beddingfield, and many others, cementing the festival's reputation as a showcase with a diverse lineup from global icons to emerging talent. The 2025 lineup, to be announced early next year, promises another outstanding slate of artists.

Since 2022, Events.com has enabled event organizers to manage, market, and monetize the entire lifecycle of an event, from local fundraisers to global festivals, marathons and more. With end-to-end event management solutions, Events.com gives organizers access to a suite of tools at every step. The platform offers sponsorship and promotional tools, event management software, digital marketing services, on-site check-in, and add-on sales to help ensure a smooth event experience from start to finish.

In August 2024, Events.com announced a definitive agreement to merge with Concord Acquisition Corp. II (OTCQX: CNDA), a publicly traded special purpose acquisition company. The merger (referred to below as the Proposed Business Combination"), is expected to close in 2025, will provide Events.com with enhanced resources to accelerate its growth strategy and reinforce its leadership in the event management space. The combined public company ("PubCo") is expected to be named "Events.com" and to list its common stock under the new ticker symbol "RSVP," subject to the approval of its listing application.

For more information about Events.com, please visit https://events.com.

About Events.com
Events.com is a leading platform that connects people with the events they love. For both organizers and attendees, Events.com makes it easy to create, discover, and enjoy experiences of all kinds. From local fundraisers and festivals to global conferences and adventure sports, Events.com powers millions of events worldwide with its end-to-end event management solutions. The Events.com platform provides event organizers with everything they need to promote, manage, and execute their events, while helping attendees discover, engage with, and purchase tickets to unforgettable experiences.

For additional information, please visit events.com.

Videos
2024 Wonderfront Festival Recap

The most meaningful moments in our lives, powered by Events.com

Filed by Concord Acquisition Corp II

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Concord Acquisition Corp II

Commission File No.: 001-40773

Date: December 10, 2024

Art and Logos
You may download the logos from Events.com here.
You may download images from Wonderfront 2024 here.

About Wonderfront Music & Arts Festival
The Wonderfront Music & Arts Festival captures the vibrant essence of San Diego, celebrating the start of summer where the city meets the sea in America's Finest City. This unique three-day event unfolds in downtown San Diego's iconic waterfront parks, spanning over seven stages with breathtaking views. Featuring more than 80 artists, Wonderfront presents a diverse lineup that ranges from chart-topping headliners to today's hottest emerging talents, ensuring something for every musical taste. Just steps from the Gaslamp Quarter and Little Italy, festival-goers are fully immersed in the rich culture and flavors of San Diego. Beyond unforgettable live music, Wonderfront offers exclusive yacht parties, local culinary delights, captivating art installations, interactive activations, after-parties, and more. Celebrate San Diego's spirit at Wonderfront!

For additional information, please visit: https://wonderfrontfestival.com/

Important Information for Investors and Shareholders

In connection with the Proposed Business Combination, CNDA intends to file with the SEC the Registration Statement, which will include a prospectus with respect to PubCo's securities to be issued in connection with the Proposed Business Combination and a proxy statement to be distributed to holders of CNDA's common stock in connection with CNDA's solicitation of proxies for the vote by CNDA's stockholders with respect to the Proposed Business Combination and other matters to be described in the Registration Statement (the "Proxy Statement"). After the SEC declares the Registration Statement effective, CNDA plans to file the definitive Proxy Statement with the SEC and to mail copies to stockholders of CNDA as of a record date to be established for voting on the Proposed Business Combination. This press release does not contain all the information that should be considered concerning the Proposed Business Combination and is not a substitute for the Registration Statement, Proxy Statement or for any other document that PubCo or CNDA may file with the SEC. Before making any investment or voting decision, investors and security holders of CNDA and Events.com are urged to read the Registration Statement and the Proxy Statement, and any amendments or supplements thereto, as well as all other relevant materials filed or that will be filed with the SEC in connection with the Proposed Business Combination as they become available because they will contain important information about, Events.com, CNDA, PubCo and the Proposed Business Combination.

Investors and security holders will be able to obtain free copies of the Registration Statement, the Proxy Statement and all other relevant documents filed or that will be filed with the SEC by PubCo and CNDA through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by PubCo and CNDA may be obtained free of charge from CNDA's website at  cnda.concordacquisitioncorp.com or by directing a request to Jeff Tuder, Chief Executive Office, 477 Madison Avenue New York, New York 10022; Tel: (212) 883-4330. The information contained on, or that may be accessed through, the websites referenced in this press release is not incorporated by reference into, and is not a part of, this press release.

Participants in the Solicitation

Events.com, CNDA, PubCo and their respective directors, executive officers and other members of management and employees may, under the rules of the SEC, be deemed to be participants in the solicitations of proxies from CNDA's stockholders in connection with the Proposed Business Combination. For more information about the names, affiliations and interests of CNDA's directors and executive officers, please refer to CNDA's annual report

Filed by Concord Acquisition Corp II

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Concord Acquisition Corp II

Commission File No.: 001-40773

Date: December 10, 2024

on Form 10-K filed with the SEC on March 1, 2024, and Registration Statement, Proxy Statement and other relevant materials filed with the SEC in connection with the Proposed Business Combination when they become available. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, which may, in some cases, be different than those of CNDA's stockholders generally, will be included in the Registration Statement and the Proxy Statement, when they become available. Stockholders, potential investors and other interested persons should read the Registration Statement and the Proxy Statement carefully, when they become available, before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This document shall not constitute a "solicitation" as defined in Section 14 of the Securities Exchange Act of 1934, as amended. This document shall not constitute an offer to sell or exchange, the solicitation of an offer to buy or a recommendation to purchase, any securities, or a solicitation of any vote, consent or approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale may be unlawful under the laws of such jurisdiction. No offering of securities in the Proposed Business Combination shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom.